UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ] Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2024

or

[ ] Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________

Commission File Number: 0-11204

AmeriServ Financial
401(k) Profit Sharing Plan
(Full title of the plan)

AmeriServ Financial, Inc.
Main and Franklin Streets
Johnstown, PA 15907
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

AmeriServ Financial 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2024 and 2023; the related statements of changes in net assets available for benefits for the years then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor (DOL)’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the DOL’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

/s/S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

June 25, 2025

AMERISERV FINANCIAL

401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
ASSETS
Investments, at fair value
Common/collective funds	$22,089,426	$21,638,688
Mutual funds	15,400,206	12,895,108
AmeriServ Financial, Inc. common stock	390,420	408,655
Money market funds/cash equivalents	4,068,152	4,880,634
Total investments, at fair value	41,948,204	39,823,085

Annuity insurance contracts, at contract value	210,797	316,262

Total investments	42,159,001	40,139,347

Cash	47	56
Notes receivable from participants	475,711	505,963
Contribution receivable from employer	—	41,932
Contribution receivable from participants	—	66,138
Accrued interest receivable	18,232	27,173

TOTAL ASSETS	$42,652,991	$40,780,609

LIABILITIES
	$—	$—

TOTAL LIABILITIES	$—	$—

NET ASSETS AVAILABLE FOR BENEFITS	$42,652,991	$40,780,609

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL

401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2024	2023
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income
Net appreciation of investment	$5,526,478	$4,372,997
Interest and dividends	449,709	443,196
Total Investment Income	5,976,187	4,816,193

Interest Income on Notes Receivable from Participants	19,344	22,950

Contributions
Contributions by participants	1,570,088	1,501,100
Contributions by employer	982,368	899,774
Rollovers	107,828	359,780
Total Contributions	2,660,284	2,760,654

Total Additions	8,655,815	7,599,797

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits Paid to Participants	6,759,676	2,794,677
Administrative Expenses	23,757	15,391
Total Deductions	6,783,433	2,810,068

Net Increase	1,872,382	4,789,729

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the Year	40,780,609	35,990,880
End of the Year	$42,652,991	$40,780,609

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL

401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering the employees of AmeriServ Financial, Inc., and its wholly owned subsidiary, AmeriServ Financial Bank, (the “Company”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2635-06 (the “Union”). Following the implementation of a soft freeze of the AmeriServ Financial, Inc. defined benefit pension plan for employees hired after December 31, 2012, the Plan was amended, effective January 1, 2013. Non-union and union employees (not in the defined benefit pension plan) hired prior to January 1, 2013 and January 1, 2014, respectively, who have attained the latter of the age of 21 or completion of 12 consecutive months of service with at least 500 hours of service are eligible to participate but are not eligible to receive an employer discretionary contribution until achieving 1,000 hours of service. Non-union and union employees (not in the defined benefit pension plan) hired and rehired after December 31, 2012 and December 31, 2013, respectively, are eligible to participate upon the completion of one hour of service. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.

Investments

The Pension Committee (the “Committee”) of AmeriServ Financial Bank (the “Bank”) has the responsibility to administer the AmeriServ Financial 401(k) Profit Sharing Plan. The Committee has the authority and responsibility to prudently and diligently select mutual funds or other investment vehicles for participant investment direction in the Plan. The Committee currently delegates this responsibility to the AmeriServ Wealth and Capital Management Division of the Bank to assist the Committee in fulfilling its fiduciary obligations in the administration of the Plan investments.

Contributions

All eligible employees may elect to contribute, through the 401(k) feature, 1% to 100% of their base salaries each period to the maximum amount permitted by the Internal Revenue Code. On January 1, 2018, the Plan was amended to allow Roth deferrals as an additional employee contribution option to all employees.

Non-union employees hired or rehired after December 31, 2012, will be provided an employer matching contribution equal to 50% of the first 6% of deferred compensation in addition to a non-

elective contribution of 4% of their base pay plus commissions. For non-union employees hired on or before December 31, 2012, the match is 50% of the first 2% of pretax 401(k) contributions with no non-elective contributions.

Full-time salaried union employees hired after December 31, 2013 receive a dollar for dollar match up to 4% plus a non-elective contribution of 4% of their total eligible compensation. All other eligible union employees will receive a non-elective contribution of 4% based on their total eligible compensation.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions per IRS guidelines. Such catch-up contributions were limited to $7,500 for the years ended December 31, 2024 and 2023. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employees may elect to have their contributions, in 5% increments, invested in one or more of 42 mutual funds, 11 common/collective portfolios, two money market/cash equivalent funds, and AmeriServ Financial, Inc. common stock administered by the Plan’s trustee. The diversified mutual fund investment options include bond and government securities funds and various U.S. and foreign stock funds. Additionally, participants can elect to have a portion of their portfolio invested in annuity insurance contracts, which are restricted based on age and minimum investment thresholds.

The Company has the right to make other discretionary contributions to the Plan. Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year as defined in the plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the company’s contribution (if applicable) plus Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company’s contributions in the Plan is based on completion of credited service years. A credited service year is considered one in which the participant completed at least 1,000 hours of service. Employees become 100% vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the five-year AmeriServ Financial Bank published home equity rate on the day the loan is requested. Principal and interest is paid ratably through bi-weekly payroll deductions. Interest rates on the notes receivable ranged from 2.49% to 6.24%, while the maturity dates ranged from January 30, 2025 to December 15, 2029.

Payment of Benefits

Upon termination of service, a participant may receive a lump sum amount equal to the vested value of their account or elect to defer payment until a later date. The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Upon termination of employment of a participant who was not fully vested in their Employer Account, the non-vested portion shall be forfeited in the plan year of their termination, and such forfeitures shall be used in the year of forfeiture as described herein. Any amounts forfeited shall be applied to restore the participant’s forfeitures if they are re-employed by the Employer or an Affiliated Employer before they have a period of Break in Service of five years and then, if available, used to pay reasonable administrative expenses of the Plan. Participant forfeitures totaled $122,776 and $23,757 during the years ended December 31, 2024 and 2023, respectively. Forfeiture balances totaling $122,776 for the year ended December 31, 2024 were used to pay administrative expenses of the Plan in 2025. Forfeiture balances totaling $23,757 for the year ended December 31, 2023 were used to offset administrative expenses in 2024.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Pension Committee determines the Plan’s valuation policies utilizing information provided by investment advisors, custodians, and insurance companies. See Note 6 for discussion of Fair Value Measurements.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation)

includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Interest income is recorded on an accrual basis. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Defaulted loans which resulted in a benefit payment from the Plan totaled $45,706 and $51,359 for the years ended December 31, 2024 and 2023, respectively.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions payable as of December 31, 2024 and December 31, 2023.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Company. Such costs amounted to $127,009 and $138,377 for the years ended December 31, 2024 and 2023, respectively. A portion of these administrative expenses were paid to a related party for the years ended December 31, 2024 and 2023 which totaled $110,300 and $106,352, respectively.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated March 9, 2017. The Plan has been amended since receiving the opinion letter, the prototype sponsor and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2021.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective funds that are managed by AmeriServ Wealth Advisors, which is a subsidiary of the Bank and Trustee of the Plan. The balance of these funds was $21,570,989 and $20,326,860 representing 51% and 50% of net assets available for benefits as of December 31, 2024 and 2023, respectively. These managed common/collective funds do not include the publicly traded Federated Hermes Capital Preservation Fund as a party-in-interest fund. The Plan also invests in the Plan Sponsor’s common stock. At December 31, 2024 and 2023, the Plan held 145,679 and 126,323 shares of AmeriServ Financial, Inc. common stock, respectively. Dividends in the amount of $16,071 and $14,376 were received on common stock for the years ended December 31, 2024 and 2023, respectively. These transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of administrative expenses as discussed in Note 2.

NOTE 6 - FAIR VALUE MEASUREMENTS

The Plan provides enhanced disclosures about assets and liabilities carried at fair value.  Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level I:Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level II:Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used for the years ending December 31, 2024 and 2023.

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trusts: Valued at the NAV of shares held by the Plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund. The net asset value per unit is determined by dividing the net assets by the number of units outstanding on the day of valuation. In accordance with the terms of the Plan of Trust, the net asset value of the fund is determined daily. Units are issued and redeemed daily, at the daily net asset value. Also the net investment income and realized and unrealized gains on investments are not distributed.

Money Market: These investments attempt to stabilize (NAV of its shares at $1.00) by valuing their portfolio securities using the amortized cost method. A market-based NAV per share is calculated on a periodic basis. The issuers do not guarantee that the NAV will always remain at $1.00 per share. Shares can be redeemed on a same day basis but only directly from the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023:

	December 31, 2024
	Level I	Level II	Level III	Total
Assets:
Mutual funds	$15,400,206	$—	$—	$15,400,206
Common stock of AmeriServ Financial, Inc.	390,420	—	—	390,420
Money market funds/cash equivalents	4,068,152	—	—	4,068,152
Total assets in the fair value hierarchy	19,858,778	—	—	19,858,778

Investments measured at net asset value (a)	—	—	—	22,089,426

Investments, at fair value	$19,858,778	$—	$—	$41,948,204

	December 31, 2023
	Level I	Level II	Level III	Total
Assets:
Mutual funds	$12,895,108	$—	$—	$12,895,108
Common stock of AmeriServ Financial, Inc.	408,655	—	—	408,655
Money market funds/cash equivalents	4,880,634	—	—	4,880,634
Total assets in the fair value hierarchy	18,184,397	—	—	18,184,397

Investments measured at net asset value (a)	—	—	—	21,638,688

Investments, at fair value	$18,184,397	$—	$—	$39,823,085

(a) Investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. These amounts are being presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

Investments measured at net asset value per share and excluded from the fair value hierarchy include common/collective funds in the amounts of $22,089,426 and $21,638,688 at December 31, 2024 and 2023, respectively. The fair value of these investments is measured using the net asset value per share practical expedient. These investments can be redeemed for general purposes daily and without any restrictions on the timing of the redemption. There are no unfunded commitments associated with these investments. The primary investment objective of these common/collective funds is to either provide capital appreciation and income, capital appreciation and total return or income while minimizing principal volatility. Included in the common/collective funds at December 31, 2024 and 2023 were $518,437 and $1,311,828, respectively, of investments in the Federated Hermes Capital Preservation Fund. Plan-level initiated redemption transactions within this fund require a twelve-month redemption notice in order to withdraw at full book value. Plan-level initiated transactions with less than a twelve month redemption notice may incur an adjustment to book value.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, money market funds, annuities, notes receivable from participants, common/collective funds, AmeriServ Financial, Inc. common stock, contributions receivable, and accrued interest receivable would be considered financial instruments. At December 31, 2024 and 2023, the carrying amounts of these financial instruments approximate fair value, except for annuities which are carried at contract value.

NOTE 8– FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan allows participants to invest in annuity insurance contracts, which are individual fully benefit-responsive investment contracts with a variety of insurance companies. The investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer and generally has a minimum and a maximum rate. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Management believes that these contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan's ability to receive amounts due is dependent on the issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events include (1) an uncured violation of the Plan's investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreement without the consent of the issuer.

NOTE 9 – RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2024, the Plan had investments of $7,083,405 in Pathroad Tactical Capital  Appreciation and Income Fund and $6,386,278 in Pathroad Tactical Balanced Growth and Income Fund representing more than 10% of the total assets available for plan benefits. As of December 31, 2023, the Plan had investments of $7,032,865 in Pathroad Tactical Balanced Growth and Income Fund and $6,216,907 in Pathroad Tactical Capital Appreciation and Income Fund representing more than 10% of total assets.

AMERISERV FINANCIAL

401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER 25-0851535

PLAN NUMBER – 002

DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Cost	Current Value
	Common Stock
*	AmeriServ Financial, Inc.	AmeriServ Financial, Inc.	N/R	$390,420
	Total Common Stock			390,420

	Mutual Funds
	Blackrock	Blackrock Mid Cap Grw Eqty - I	N/R	76,942
	Calvert	Calvert US Large Cap Growth	N/R	158,343
	Dodge & Cox	Balanced Fund	N/R	137,450
	Federated Hermes	Instl High-Yield Bond Fund	N/R	90,117
	Fidelity	Adv Emerging Markets - Z	N/R	22,414
	Fidelity	Adv Growth Oppor - Z	N/R	2,615,649
	Fidelity	Intl Small Cap Opp Fund	N/R	1,101
	Fidelity	Low-Priced Stock Fund	N/R	420,768
	Fidelity	Adv Technology - Z	N/R	491,239
	Invesco	Intl Small-Mid Company Fund #7064	N/R	59,794
	John Hancock III	Disc Value Mid Cap	N/R	145,268
	Loomis Sayles	Bond Instl	N/R	17,746
	Natixis Loomis Sayles	Limited Gov	N/R	46,268
	Nuveen	Real Estate Sec Sel R6	N/R	35,154
	Pimco	GNMA & Govt Securities Fund - Inst	N/R	67,972
	Pimco	Income Fund - Inst	N/R	55,126
	Pimco	Total Return Fund - Inst	N/R	41,669
	Primecap	Odyssey Aggr Grwth Fund	N/R	459,595
	T. Rowe Price	Capital Appreciation I	N/R	1,922,997
	T. Rowe Price	Financial Services I	N/R	334,945
	T. Rowe Price	Health Sciences I	N/R	719,063
	T. Rowe Price	Intl Discovery - I	N/R	6,935
	T. Rowe Price	Real Assets - I	N/R	211,637
	T. Rowe Price	Retire 2025	N/R	88,304
	T. Rowe Price	Retire 2030	N/R	767,178
	T. Rowe Price	Retire 2035	N/R	222,469
	T. Rowe Price	Retire 2040	N/R	545,614
	T. Rowe Price	Retire 2045	N/R	415,850
	T. Rowe Price	Retire 2050	N/R	25,406
	T. Rowe Price	Retire 2055	N/R	190,701
	T. Rowe Price	Retire 2060	N/R	87,768

AMERISERV FINANCIAL

401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EMPLOYER IDENTIFICATION NUMBER 25-0851535

PLAN NUMBER – 002

DECEMBER 31, 2024 (continued)

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral par or maturity value	Cost	Current Value
	T. Rowe Price	Retire 2065	N/R	$66,190
	Vanguard	Emerging Markets Bond	N/R	43,512
	Vanguard	Equity Income Fund	N/R	435,876
	Vanguard	Intl Growth Fund Adm	N/R	121,705
	Vanguard	Institutional Index	N/R	3,809,391
	Vanguard	Mid Cap Index	N/R	79,551
	Vanguard	Small Cap Index - Adm	N/R	259,851
	Vanguard	Total Bond Market Index	N/R	52,922
	Virtus Kar	Sm Cap Growth - I	N/R	49,726
	Total Mutual Funds			15,400,206

	Common/Collective Funds
*	Pathroad Conservative Fixed Income		N/R	142,290
*	Pathroad Strategic Balanced Growth & Income		N/R	229,501
*	Pathroad Strategic Capital Appreciation & Income		N/R	610,111
*	Pathroad Strategic Conservative Growth & Income		N/R	313,838
*	Pathroad Strategic Long-Term Equity		N/R	751,876
*	Pathroad Tactical Balanced Growth & Income		N/R	6,386,278
*	Pathroad Tactical Capital Appreciation & Income		N/R	7,083,405
*	Pathroad Tactical Conservative Growth & Income		N/R	1,984,006
*	Pathroad Tactical Intermediate-Term Fixed Income		N/R	121,683
*	Pathroad Tactical Long-Term Equity		N/R	3,948,001
	Federated Hermes Capital Preservation Fund		N/R	518,437
	Total Common/Collective Funds			22,089,426

	Money Market Funds
	Goldman Sachs Financial Square Gov't Fund		N/R	2,547,708
	Goldman Sachs Financial Treasury Obligations		N/R	1,520,444
	Total Money Market Funds			4,068,152

	Annuity Insurance Contracts			210,797

*	Participant Loans	Interest rates ranging from 2.49% to 6.24%; Maturity dates ranging from 01/30/2025 to 12/15/2029		475,711

	Total			$42,634,712

* Party-in-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 25, 2025AmeriServ Financial, Inc.

AmeriServ Financial 401(k) Profit Sharing Plan

/s/ Michael D. Lynch
Michael D. Lynch
Executive Vice President and Chief Financial Officer

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We consent to the incorporation by reference in the Registration Statements File No. 333-268440 and File No. 333-176869 on Form S-8 and Registration Statement File No. 033-56604 on Form S-3 of AmeriServ Financial, Inc. of our report dated June 25, 2025, relating to our audits of the financial statements and supplemental schedule, which appears in this Annual Report on Form 11-K of the AmeriServ Financial 401(k) Profit Sharing Plan for the year ended December 31, 2024.

/s/S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania

June 25, 2025